NAPRODIS, INC.
                            13250 Gregg St., Suite F
                                 Poway, CA 92064
                                 (858) 486-8655


                                  April 9, 2012

Securities and Exchange Commission
Attn: John Krug
Division of Corporation Finance
City100 F Street, NE
Washington, DC 20549-4561

      Re:   Naprodis, Inc.
            Amendment No. 9 to Registration Statement on Form S-1
            File No. 333-122009

     Amendment No. 9 to the Company's Registration Statement has been filed with the Commission. Note 10 to the Company's financial statements dated November 30, 2011 has been modified in response to the staff's comment received by letter dated March 30, 2012.

     The Company represents that it will evaluate subsequent events and their potential impact on the financial statements and related disclosures through the effective date of the Company's registration statement.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                /s/ Paul Petit
                                ---------------------------------------
                                Paul Petit, Principal Executive Officer